Exhibit 99.1

ObsEva to Increase Issued Share Capital by Creating Additional Treasury Shares

Geneva, Switzerland and Boston, MA – Thursday 11 February, 2021 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a Swiss clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, announced today that its board of directors approved on February 10, 2021 an increase of its share capital from 69,629,347 to 81,220,471 through the issue of 11,591,124 new registered shares at an issue price of 1/13 of a Swiss Franc each, after registration of 3,406,480 new shares issued out of the company’s conditional share capital. The 11,591,124 new shares, to be issued out of the company’s authorized capital, will be fully subscribed for by ObsEva USA Inc., its 100% wholly owned subsidiary, and listed on the SIX Swiss Exchange on or around February 18, 2021. The transaction has been decided to provide the group with additional treasury shares that can be used in the future to raise funds in an efficient manner, as well as for the equity plans of the company and its subsidiaries.

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor, and improving IVF outcomes. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

For further information, please contact:

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Joyce Allaire

jallaire@lifesciadvisors.com

+1 (617)-435-6602